For the semi-annual period ending April 30, 2007
File Number 811-03981
Prudential World Fund

ITEM 77M
Mergers

Strategic Partners International Value Fund, a series of
Prudential World Fund, Inc.

Supplement Dated January 8, 2007 to the
Prospectus Dated December 29, 2006

       The proposed reorganization of the Strategic Partners International Value Fund into the Dryden International Equity Fund did not receive sufficient responses from shareholders in order to approve the proposal. As a result, the proposed reorganization will not occur.